

December 31, 2009

Mr. Sargent H. Berner
Chief Executive Officer
Emgold Mining Corporation
Suite 1400, 570 Granville Street
Vancouver, British Columbia, V6C 3P1
Canada

      Re: **Emgold Mining Corp**
               Form 20-F for the Fiscal Year Ended December 31, 2008
               Filed July 15, 2009
               File No. 000-51411

Dear Mr. Berner:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Management's Annual Report on Internal Control over Financial Reporting, page 75

1.   We note you disclose that having a limited number of finance personnel is "a situation that is common in smaller companies." Please remove this statement or provide a basis for your assertion.

2.　　　Within the context of the discussion of your material weaknesses in internal control over financial reporting, we note you disclose the following:

> "The Company believes that the weaknesses identified… are mitigated by the thorough review of the Company's financial statements by senior management, the Audit Committee of the Board and by consulting with external experts. In addition, senior management is active in the Company's day-to-day operations and in monitoring the Company's financial reporting. Regardless, these mitigating factors cannot completely eliminate the possibility that a material misstatement will occur as a result of the weaknesses identified in the Company's internal controls over financial reporting. A cost effective system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are achieved."

Please modify your disclosure to remove any allusion to mitigation of the weaknesses so as not to imply that your weaknesses are of a lesser magnitude than material weaknesses. A material weakness, which results in ineffective internal controls over financial reporting, is by its nature a weakness unmitigated by other controls and procedures.

Please also modify your disclosure to clarify that the basis for your ineffectiveness conclusion is a result of the material weaknesses present in your internal controls over financial reporting; unrelated to the concept of "reasonable, not absolute" assurance. Due to your conclusion of ineffectiveness, please consider removing the sentence referring to reasonable assurance in its entirety or change the context under which it is discussed.

Changes in Internal Control over Financial Reporting, page 75

3.　　　Please modify your disclosure to remove references to "significant" changes in your internal controls over financial reporting. Please note that the significance of a change is not contemplated as a factor in satisfying the disclosure requirements of the Note to Item 15T(2)(c) of Form 20-F.

Exhibit F-1 - Consolidated Financial Statements for the Years Ended December 31, 2008, 2007 and 2006

Note 8 – Related Party Transactions and Balances, page 23

4.　　　We note you disclose a provision for doubtful accounts has been established in the amount of $321,839 as of December 31, 2008 in relation to amounts on deposit with Quorum Management and Administrative Services Inc., a related-party administration services provider. Please expand your disclosure to identify the facts and circumstances surrounding the provision for doubtful accounts and your assumptions/estimates therein. In your response to this comment, please provide us a sample of your proposed expanded disclosure.

Note 16 – Ceramext® Research Costs, page 34
Note 17 – Exploration Costs, page 35

5.   Please expand your disclosure to include the amounts expensed-to-date for each significant development project, or tell us why you believe this disclosure is not necessary. Refer to paragraph 32 of AcG 11. In your response to this comment, please provide us a sample of your proposed expanded disclosure.

Exhibit F-2 – Quarterly and Annual Report for the Three Months and Year Ended December 31, 2008

Measurement Uncertainty and Impairment Assessments, page 25

6.   We note you utilized certain valuation techniques in determining fair values of your mineral properties in conjunction with your impairment assessment, including assessments of measured and indicated resources, in-situ values, and recent expenditures analysis. Please expand your disclosure to describe how this analysis was performed for each significant method, including the significant assumptions used and the sensitivity to changes in those assumptions. Please also disclose how the results of each method were used in making your final determination of fair value. Consider providing some indication of the extent to which the fair value exceeded the carrying amount, and what future events or circumstances could result in the recognition of an impairment charge. Please provide us a sample of your proposed expanded disclosure.

7.   When considering the value of measured and indicated resources and in-situ values in determining fair values of your mineral properties, please tell us your rational for utilizing resources beyond proven and probable reserves. Please also tell us whether your analysis of in-situ resources deducted the estimated costs necessary to be incurred to mine the in-situ resources. If so, please expand your disclosure to briefly state the types of costs netted against the in-situ reserve values in determining the mineral property's fair value (e.g. development, lifting, milling, smelting, etc…).

Engineering Comments on Form 20-F for Fiscal Year Ending December 31, 2008

General

8.   We note your web site contains disclosure about adjacent or other properties on
        which your company has no right to explore or mine, it would be helpful for you
        to include cautionary language similar to the following along with such
        information:

                "This web site contains information about adjacent properties on which
                we have no right to explore or mine. We advise U.S. investors that the
                SEC's mining guidelines strictly prohibit information of this type in
                documents filed with the SEC. U.S. investors are cautioned that mineral
                deposits on adjacent properties are not indicative of mineral deposits on
                our properties."

        Please indicate the location of such language in your response.

Gold Mineral Resource and Mineral Reserve Estimates, page 26

9.   We note your disclosure of inferred resources do not correlate to the AMEC
        report cited in your filing. Please clarify this apparent discrepancy and if
        necessary revise your filing.

10.   The cutoff grade is a critical component used to evaluate the potential of your
        mineral properties and is disclosed within your pre-feasibility document as
        prepared by AMEC. Please disclose the cutoff grade associated with your
        resource estimate and the commodity prices, assumed operating costs and
        recovery parameters used to determine your cutoff grade estimate. Please show
        that this calculation demonstrates the cutoff grade or tenor used to define your
        mineral resource has reasonable prospects for economic extraction. In
        establishing your cut-off grade, your disclosure must realistically reflect the
        location, deposit scale, continuity, assumed mining method, metallurgical
        processes, costs, and reasonable metal prices, i.e. based on a three-year historic
        average.

Rozan Gold Property, British Columbia and Jazz Property, British Columbia, page 31

11.   We note you reference grab samples and sample assay ranges in this section of
        your filing. When reporting the results of sampling and chemical analyses, please
        revise your disclosure to address each of the following regarding mineralization
        of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief